FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   3 July 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Director/PDMR Shareholding
2. Director/PDMR Shareholding
3. Director/PDMR Shareholding
4. Holding(s) in Company
5. Director/PDMR Shareholding
6. Director/PDMR Shareholding



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  3 July 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description



1.                          Director/PDMR Shareholding
2.                          Director/PDMR Shareholding
3.                          Director/PDMR Shareholding
4.                          Holding(s) in Company
5.                          Director/PDMR Shareholding
6.                          Director/PDMR Shareholding

Exhibit No. 1

British Airways Plc ("the Company"): Employee Share Plans - Announcement of transactions in ordinary shares of 25p each

The Company announced that a grant of nil priced options was made on 1 June 2006 in respect of the vesting of awards made on 9 June 2003 under the British Airways Long Term Incentive Plan 1996 to executive directors ("director") and persons discharging managerial responsibility ("PDMR") as detailed in the table below.

No consideration is payable for the grant of the option.


Name                                                Director/PDMR             Number of shares subject
                                                                              to option

Robert                 Boyle                        PDMR                      45,335
Paul                   Coby                         PDMR                      82,574
Lloyd                  Cromwell Griffiths           PDMR                      97,147
Martin                 George                       Director                  123,862
Roger                  Maynard                      PDMR                      106,861
Alan                   McDonald                     PDMR                      92,289
Neil                   Robertson                    PDMR                      80,146
Geoffrey               Want                         PDMR                      40,931
Robert                 Webb                         PDMR                      164,177
Keith                  Williams                     Director                  46,631

The grant took place at Waterside, PO Box 365, Harmondsworth UB7 0GB

This announcement is made following notifications under section 324 Companies Act 1985 and Disclosure Rule 3.1.2.









Alan Buchanan
Company Secretary

Exhibit No. 2

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 15 June 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 15 June 2006 the Trust had sold 44,921 ordinary shares of 25p each at a price of 358.25p per share.



The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 44,921.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No. 3

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 20 June 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 15 and 16 June 2006 the Trust had sold 25,125 and 25,186 ordinary shares of 25p each at a price of 359.25p and 357.50p per share, respectively.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 50,311.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.


Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Deutsche Bank AG



5. Number of shares / amount of stock acquired


N/a



6. Percentage of issued class


N/a



7. Number of shares / amount of stock disposed


N/a



8. Percentage of issued class


N/a



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known





11. Date company informed


22 June 2006



12. Total holding following this notification


N/A



13. Total percentage holding of issued class following this notification


Less than 3%



14. Any additional information


Deutsche Bank no longer have a notifiable interest



15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


22 June 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 5

                      British Airways Plc (the "Company")

   Employee Share Schemes - Announcement of change in directors' interests on ordinary shares of 25p each.

The Company announces that on 23 June 2006 it was notified that, Computershare Trustee (CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") purchased 47,563 ordinary shares of 25p at a price of 357p each on the London Stock Exchange on 22 June 2006. The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the trust. As such, the number of shares in which the directors are interested increased by 47,563.

The Company also announced that on 22 June 2006 the Trust disposed of 47,563 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company listed below, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 47,563 following the disposal.

The relevant directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made following notifications under section 324 Companies Act 1985.

Contact:

Alan Buchanan, Company Secretary

Tel: 020 8738 5119

Exhibit No. 6

                      British Airways Plc (the "Company")

   Employee Share Schemes - Announcement of change in directors' interests in ordinary shares of 25p each.

The Company announces that on 29 June 2006 it was notified that, Computershare Trustee (CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") purchased 34,972 ordinary shares of 25p at a price of 3.359p on 28 June 2006 on the London Stock Exchange. The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the trust. As such, the number of shares in which the directors are interested increased by 34,972.

The Company also announces that on 29 June 2006 it was notified that on 28 June 2006 the Trust disposed of 34,972 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company listed below, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 34,972 following the disposal.

The relevant directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made following notifications under section 324 Companies Act 1985.

Contact:

Alan Buchanan, Company Secretary

Tel: 020 8738 5119